Exhibit 3.1

IMCO RECYCLING INC.

Certificate of Amendment

to

Certificate of Incorporation

IMCO Recycling Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify:

FIRST: That the Board of Directors of the Company, at a meeting held October 6, 2004, unanimously adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Company:

Fourth: The total number of shares of stock which the Corporation shall have authority to issue is 88,000,000, 8,000,000 of such shares to be classified as preferred stock (the “Preferred Stock”), par value $0.10 per share, and 80,000,000 of such shares to be classified as common stock (the “Common Stock”), par value $0.10 per share.

SECOND: That at a Special Meeting of Stockholders held on December 8, 2004, the holders of a majority of all the outstanding stock entitled to vote on such amendment have given their approval to such amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate to be signed by Jeffrey S. Mecom, its Vice President, Legal and Secretary, this 9th day of December, 2004.

IMCO RECYCLING INC.

By:	/S/ Jeffrey S. Mecom
Name:	Jeffrey S. Mecom
Title:	Vice President, Legal and Secretary